SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

Commission file number: 000-22608

MANUALLY SIGNED

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

Colonial BancGroup, Inc.
One Commerce Street
Suite 803
Montgomery, Alabama 36104

REQUIRED INFORMATION

Items 1-3. The First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit 23.1 Consent of Hacker, Johnson & Smith PA

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY
EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN
(EIN 59-0323823)

Leesburg, Florida

Audited Financial Statements
At December 31, 2004 and 2003 and for the Year Ended December 31, 2004
and Supplemental Schedule at December 31, 2004

(Together with Independent Auditors' Report)

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

First Federal Savings Bank of Lake County
Employee Stock Ownership and 401(k) Plan
Leesburg, Florida:

We have audited the accompanying statements of net assets available for benefits of the First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

HACKER, JOHNSON& SMITH PA
Orlando, Florida
June 13, 2005

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

Statements of Net Assets Available for Benefits

	At December 31,	
	2004	2003
Assets		
Investments, at fair value:		
Shares of FFLC Bancorp, Inc. common stock:		
ESOP Fund (523,587 shares in 2004 and 521,833 shares in 2003)	$ 18,378,427	15,004,136
Employer Stock Fund (19,257 shares in 2004 and 8,004 shares in 2003)	675,940	230,115
Total common stock	19,054,367	15,234,251
Mutual funds	3,598,087	2,869,003
Money-market funds	229,824	227,063
Participant loans	201,244	120,695
Total investments	23,083,522	18,451,012
Employer contributions receivable	107,358	91,760
Other receivables	471	8,616
Total assets	23,191,351	18,551,388
Liabilities	7,144	7,514
Net assets available for benefits	$ 23,184,207	18,543,874

The accompanying notes are an integral part of these financial statements.

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 3,765,957
Interest and dividends	293,849
Total investment income	4,059,806
Contributions:	
Participant deferrals	436,127
Employer contributions	833,065
Participant rollovers	15,962
Total contributions	1,285,154
Total additions	5,344,960
Deductions from net assets attributed to:	
Benefits paid to participants	616,734
Administrative expenses	87,893
Total deductions	704,627
Net increase	4,640,333
Net assets available for benefits:	
Beginning of year	18,543,874
End of year	$ 23,184,207

The accompanying notes are an integral part of these financial statements.

(1) Description of the Plan

The following description of the First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all full-time employees of First Federal Savings Bank of Lake County (the "Bank"), a wholly-owned subsidiary of FFLC Bancorp, Inc. (the "Company"), who are age eighteen or older. Employees may begin participating in the Plan the first month after their hire date, however they do not become eligible for Bank Matching, Safe Harbor or ESOP contributions discussed below until they complete one year of service. The Plan is designed to comply with the regulations of the Internal Revenue Code of 1986, as amended (the "IRC") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is sponsored and administered by the Bank. The Bank has engaged The Pentegra Group ("Pentegra") to be the Plan's third-party administrator. The Bank of New York is the Plan's trustee.

Plan Termination. The Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provision of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. On May 18, 2005 Colonial BancGroup completed its acquisition of the Company. All contributions stopped at this date and all participants became 100% vested in their accounts. The Plan filed a termination notice and a request for a favorable determination letter on the tax-qualified status of the Plan with the Internal Revenue Service ("IRS"). The determination process takes approximately nine to twelve months and during this time period, no distributions will be made from the Plan unless a participant terminates employment. Once approved and the favorable determination letter is received, the Plan assets will be distributed to the participants. Participants may elect to roll these assets into other retirement plans or receive taxable cash distribution.

Contributions. Each year, participants may have contributed pretax compensation, as defined in the Plan. Participants may have also contributed amounts representing distributions from other qualified defined benefit or contribution plans. The Bank provided three separate contributions to the Plan: (i) a contribution to all eligible employees of the Bank calculated as a percentage of salaries ("Safe Harbor" contribution) (ii) a 401(k) matching contribution to participants who contribute compensation to the Plan ("Matching" contribution) and (iii) a profit sharing contribution based on a percentage of the Company's estimated net income ("ESOP" contribution).

(continued)

(1) Description of the Plan, Continued

Contributions, Continued. All of the contributions were determined and approved annually by the Bank. The Bank's current Safe Harbor contribution was 3% of pretax compensation. The Bank's current Matching contribution was 100% of the first 3% of compensation that a participant contributes to the Plan. In addition, the Bank made quarterly ESOP contributions which currently approximated 4% of the Company's estimated annual net income. Employee deferrals and the Bank's Safe Harbor and Matching contributions were invested in the investment options (twelve mutual funds managed by Barclays Global Investors or the Employer Stock Fund) selected by the participants and the Bank's ESOP contribution was invested in the ESOP Fund. The Employer Stock Fund and the ESOP Fund are managed by the Bank's Retirement Committee and invest in the Company's common stock through open-market transactions and also maintain funds in a money-market account to provide liquidity. All contributions were subject to the vesting guidelines discussed below. The participant and employer contributions were also subject to certain IRS limitations. Employees may change their investment options at any time.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Bank's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting. Participants are immediately vested in their voluntary contributions, including amounts transferred into the Plan from other qualified employee benefit plans, plus actual earnings thereon. Participants were also immediately vested in the Bank's Safe Harbor contributions and earnings thereon. Vesting in the Bank's Matching and ESOP contributions and earnings thereon was based on the following vesting schedule:

Years of service	Vesting %
Less than two years	0%
Two years	25%
Three years	50%
Four years	75%
Five or more years	100%

Due to the merger, all participants became 100% vested in their entire accounts.

Participant Loans. Participants may have borrowed from their vested fund accounts subject to certain limitations.

Payment of Benefits. On termination of service due to death, disability or retirement, a participant may have elected to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or installment payments over a specified period of time, not exceeding the participant's life expectancy or the joint life expectancy of the participant and the designated beneficiary. For termination of service for other reasons, a participant may have received the vested interest in his or her account as a lump-sum distribution.

(continued)

(1) Description of the Plan, Continued

Voting Rights. Each participant was entitled to exercise voting rights attributable to the Company's shares allocated to his or her account and was notified by the trustee prior to the time that such rights were to be exercised. The trustee will vote any allocated share for which instructions have not been given by a participant in the same proportion as shares for which the trustee has received voting instructions for.

Forfeited Accounts. Forfeited accounts were periodically reallocated to the remaining participants based on a percentage of a participant's annual salary to total participants' annual salaries. During 2004, there were $29,412 in forfeitures. At December 31, 2004 and 2003, unallocated forfeited accounts included in Plan assets totaled $24,422 and $29,482, respectively.

(2) Summary of Accounting Policies

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value. Common stock is valued at quoted market prices. Mutual funds are valued at quoted unit values determined by the mutual fund manager which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits. Benefits are recorded when paid.

Employer Contributions Receivable. Employer contributions receivable consists of fourth-quarter Bank ESOP contributions not made until the following Plan year.

(continued)

(3) Investments

Investments that represent 5% or more of Plan's net assets are separately identified in the following table:

	Fair Value At December 31, 2004	2003
Shares of FFLC Bancorp, Inc. common stock:		
ESOP Fund	$ 18,378,427	15,004,136
Employer Stock Fund	675,940	230,115
Total FFLC Bancorp, Inc. common stock	$ 19,054,367	15,234,251

During the year ended December 31, 2004, the Plan's investments (including investments bought, sold, matured and held during the year) appreciated in value by $3,765,957 as follows:

	Amount
Investments:	
Common stock	$ 3,468,378
Mutual funds	297,579
	$ 3,765,957

(4) Plan Fees

Fees charged by the Bank of New York and Pentegra for managing and investing the Plan's assets are paid by the Plan. These administrative expenses totaled $87,893 for the year ended December 31, 2004.

(continued)

(5) Tax Status

The IRS has determined and informed the Bank by a letter dated September 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan administrator believes the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

(6) Summary of Changes in ESOP Fund

As provided in the Plan, participants may direct the investment of employee contributions, Bank Matching contributions and Bank Safe Harbor contributions among various investment choices in the Plan. Only Bank ESOP contributions would be considered "nonparticipant-directed" investments as these funds are invested in the ESOP Fund, which primarily invests in the common stock of the Company. The significant changes in the ESOP Fund during the year ended December 31, 2004 were as follows:

Balance at January 1, 2004 (1)	$ 15,312,760
Employer contributions (3)	379,853
Net appreciation in fair value	3,278,385
Dividends	272,294
Inter-Plan transfers	(151,838)
Benefits paid to participants	(415,830)
Balance at December 31, 2004 (2)(3)	$ 18,675,624

(1) Includes $15,004,136 in common stock, $216,864 in money-market funds and $91,760 in accrued employer contributions.

(2) Includes $18,378,427 in common stock, $189,839 in money-market funds and $107,358 in accrued employer contributions.

(3) Includes fourth quarter 2004 accrued contribution.

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

Schedule of Assets Held for Investment Purposes

At December 31, 2004

Information Furnished Pursuant to Item 4i of Schedule H, Form 5500

Identity of Issue, Borrower Lessor or or Similar Party	Description of Investment	Current Value
FFLC Bancorp, Inc.:		
ESOP Fund	Common stock	$ 18,378,427
Employer Stock Fund	Common stock	675,940
		19,054,367
Mutual funds, managed by Barclays Global Investors:		
Money Market Fund	Mutual funds	499,738
Stable Value Fund	Mutual funds	656,203
Government Bond Fund	Mutual funds	195,150
S&P 500 Stock Fund	Mutual funds	497,722
S&P 500 Value Stock Fund	Mutual funds	259,191
S&P 500 Growth Stock Fund	Mutual funds	227,113
S&P 500 Midcap Stock Fund	Mutual funds	636,503
Russell 2000 Stock Fund	Mutual funds	197,015
International Stock Fund	Mutual funds	100,168
Income Plus Fund	Mutual funds	113,182
Growth and Income Fund	Mutual funds	141,060
Growth Fund	Mutual funds	75,042
		3,598,087
Money-market funds	Money-market funds	229,824
Participant loans	Rates ranging from 5.00% to 9.50%	201,244
Total investments per the Form 5500		$ 23,083,522

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6-22-05

FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

____

Michelle Condon
Colonial BancGroup, Inc.

EXHIBIT 23.1
CONSENT OF HACKER, JOHNSON & SMITH PA

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-53362) pertaining to the First Federal Savings Bank of Lake County Employee Stock Ownership Plan and 401(K) Plan (the "Plan") of our report dated June 13, 2005 with respect to the financial statements and supplemental schedule of the Plan at December 31, 2004 and 2003 and for the year ended December 31, 2004 included in the Form 11-K.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Orlando, Florida
June 17, 2005